Filed by Magellan Midstream Holdings, L.P. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Magellan Midstream Holdings, L.P.

Commission File No.: 001-32745

Don R. Wellendorf

President and Chief Executive Officer

August 19, 2009

Dear MGG Limited Partner:

By now, you should have received your joint proxy statement dated July 21, 2009 concerning the proposed simplification of Magellan’s capital structure. According to our records, your common units have not yet been voted on this important event.

The bottom-line result of the simplification, which requires your approval to become effective, is that MGG unitholders will exchange their MGG units for newly-issued units in Magellan Midstream Partners, L.P. (NYSE: MMP). Going forward, there will be just one publicly traded Magellan entity, MMP, with a lower equity cost of capital, allowing us to be more competitive to acquire assets and grow our partnership.

The MGG Conflicts Committee, comprised solely of our independent directors, believes the simplification is in the best interest of MGG investors and recommends that you vote in favor of the simplification and related matters.

Votes are needed before September 25. Unfortunately, your broker cannot vote on your behalf for this issue. Therefore, we urge you to vote today!

We urge you to read carefully the entire joint proxy statement describing the proposed simplification prior to voting your common units. If you have questions about the simplification, please contact Paula Farrell, Director of Investor Relations, at (877) 934-6571. For questions about or to submit your vote, please contact Morrow & Co., our proxy solicitor, at (800) 607-0088.

We appreciate your continued investment in Magellan. Thank you for taking the time to vote.

Sincerely,

Don R. Wellendorf Chief Executive Officer and President of the General Partner

MMP and MGG have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission (SEC) in relation to the proposed simplification of their capital structure. Investors and security holders are urged to read these documents carefully because they contain important information regarding MMP, MGG and the simplification. A definitive joint proxy statement/prospectus has been sent to unitholders of MMP and MGG seeking their approvals as contemplated by the simplification agreement. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about MMP and MGG at the SEC’s website at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings incorporated by reference in the joint proxy statement/prospectus may also be obtained free of charge by contacting Investor Relations at (877) 934-6571 or by accessing www.magellanlp.com or www.mgglp.com.

MMP, MGG and the officers and directors of the general partner of each partnership may be deemed to be participants in the solicitation of proxies from their security holders. Information about these persons can be found in the annual report and proxy statement for each partnership as filed with the SEC, and additional information about such persons may be obtained from the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.